FIDELITY BANCORP, INC.  News Release


FOR IMMEDIATE RELEASE

TUESDAY, JANUARY 22, 2002

Contact:   Raymond S. Stolarczyk  or  Thomas E. Bentel  or  Elizabeth A. Doolan
           Chairman & CEO             President & COO       Sr. Vice President
                                                            & CFO
           773.736.4414

FIDELITY BANCORP ANNOUNCES
THREE-FOR-TWO STOCK SPLIT

CHICAGO, January 22, 2002 -- Fidelity Bancorp, Inc. (Nasdaq:FBCI), today announced that its board of directors has declared a three-for-two stock split of its outstanding shares of common stock. The stock split will be effected in the form of a stock dividend and will entitle each stockholder of record at the close of business on February 6, 2002 to receive one additional share of common stock for every two shares held on that date. The company will pay cash in lieu of fractional shares in an amount equal to the average of the bid and asked prices quoted on The Nasdaq National Market System at the close of business on the record date.

"Fidelity's board of directors declared this stock split in order to increase the stock's liquidity in the marketplace. These measures reflect director and management confidence that Fidelity will continue to grow, and that an investment in Fidelity Bancorp is a sound one," said Raymond S. Stolarczyk, chairman and chief executive officer.

Certificates representing the additional shares of common stock will be distributed on or about February 28, 2002 to stockholders of the company on the record date. After the split, the company will have approximately 3,080,800 shares of common stock outstanding.

Fidelity Bancorp, Inc. is the holding company for Fidelity Federal Savings Bank, which provides retail banking services through five full-service locations in Chicago, Franklin Park and Schaumburg. Established in 1906 and headquartered in northwest Chicago, the bank is primarily in the business of attracting retail deposits from the general public and investing those funds in mortgages and consumer loans. The bank also provides investments that are not FDIC insured through its insurance agency and Invest Financial Corporation. Fidelity's common stock is traded on The NASDAQ Stock Market under the symbol "FBCI."

This news release contains forward-looking statements, which are subject to numerous assumptions, risk and uncertainties. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: (1) developments in general economic conditions, including interest rate and currency fluctuations, market fluctuations and perceptions, and inflation; (2) changes in the economy which could materially change anticipated credit quality trends and the ability to generate loans and deposits; (3) a failure of the capital markets to function consistently with customary levels; (4) a delay in or an inability to execute strategic initiatives designed to grow revenues and/or manage expenses; (5) legislative developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the industry; and (6) changes in the competitive environment for financial services organizations and the company's ability to adapt to such changes.